

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2020

Stephen Squinto, Ph.D.
Interim Chief Executive Officer
Passage Bio, Inc.
Two Commerce Square
2001 Market Street, 28th Floor
Philadelphia, PA 19103

> **Re:** **Passage Bio, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Exhibit No. 10.6**
> **Submitted January 10, 2019**
> **CIK No. 0001787297**

Dear Dr. Squinto:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance